SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

CIMATRON LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on December 29, 2005

TO THE SHAREHOLDERS OF CIMATRON LTD.:

        You are cordially invited to attend the Annual General Meeting of Shareholders of Cimatron Ltd. (the “Company”) to be held at 10:00 A.M., (Israel time), on December 29, 2005, at the Company’s offices at 11 Gush Etzion Street, Givat Shmuel, Israel (the “Meeting”) for the following purposes:

1.	To reelect the same five directors of the Board to serve on the board of directors of the Company (the “Board of Directors”) in addition to the two external directors of the Company (the “External Directors”) who serve three year terms pursuant to the Israeli Companies Law – 1999 (the “Companies Law”) and who are not subject to reelection at this Meeting.

2.	To reappoint Brightman Almagor & Co. a member of Deloitte Touche Tohmatsu International, as the independent auditors of the Company for the year ending December 31, 2005 and until the next annual shareholders’ meeting, and to further authorize the Board of Directors to fix the remuneration of such auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.

3.	To approve and adopt in all respects the reservation of an additional 250,000 Ordinary Shares, for issuance to directors, employees, consultants and advisors of the Company, under the Company’s Share Option and Restricted Shares Incentive Plan (the “Plan”), in effect today and as may be adopted in the future.

4.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

        We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company’s offices no later than twenty-four hours before the meeting.

        Shareholders of record at the close of business on November 25, 2005 will be entitled to notice of, and to vote at the meeting.

        Thank you for your cooperation.

Very truly yours, By Order of the Board of Directors Yossi Ben Shalom Chairman of the Board of Directors

Date: November 24, 2005

PROXY STATEMENT

CIMATRON LTD.
11 Gush Etzion St.
Givat Shmuel
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
DECEMBER 29, 2005

        The enclosed proxy is being solicited by our board of directors for use at our Annual General Meeting of shareholders to be held on December 29, 2005, at 10:00 A.M. at our offices located at 11 Gush Etzion Street, Givat Shmuel, Israel, or at any postponement or adjournment thereof (the “Meeting”). At the Meeting, shareholders will be asked to act upon the matters described in the accompanying Notice of Annual Meeting of Shareholders. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will be entitled to vote our ordinary shares, par value New Israeli Shekels 0.10 each, represented thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such instructions, the ordinary shares represented by an executed proxy will be voted in accordance with the recommendations of our board of directors or management.

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. We expect to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to our shareholders on or about December 6, 2005. Our directors, officers and employees may also solicit proxies by telephone, facsimile and personal interview. If your shares are held in “street name”, you must get a proxy from your broker or bank in order to attend the Meeting and vote.

        We will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us.

        Only holders of record of our ordinary shares at the close of business on November 25, 2005 are entitled to notice of, and to vote at, the Meeting. On November 23, 2005, 7,835,170 of our ordinary shares were outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter to be voted at the Meeting. Our articles of association do not permit cumulative voting for the election of directors or for any other purpose. Unless otherwise stated below, each resolution proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution. Ordinary shares present at the Meeting that are not voted or ordinary shares present by proxy where the shareholder properly withheld authority to vote for a resolution (including broker non-votes) will not be counted toward the achievement of the requisite vote for the particular resolution. However, abstentions and broker non-votes are counted as ordinary shares present for the purpose of determining a quorum.

        The holders of 33% of our outstanding ordinary shares constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until January 5, 2006 at 10:00 A.M. at the same location as the adjourned meeting. If a quorum is not present at the second meeting within half an hour from the appointed time, then, subject to applicable law, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

        A copy of our 2004 Annual Report to Shareholders (including the audited financial statements for the year ended December 31, 2004) is being furnished to Shareholders concurrently herewith.

PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of November 24, 2005, the number of Ordinary Shares owned by (i) all of our shareholders known by us to own more than 5% of the our outstanding ordinary shares and (ii) all directors and officers as a group:

Name and Address	Number of Shares Owned	Percent of Shares

Koonras Technologies Ltd.
21 Ha'arba'ah St
Tel-Aviv, Israel	2,560,360	32.68%
DBSI. Investments Ltd.
85 Medinat Hayehudim St
Herzliya, Israel	2,573,350	32.84%
All directors and executive officers
as a group (11 persons)[1]	5,146,699	65.69%

1 Includes an aggregate of 5,133,710 shares beneficially held by Koonras and DBSI, by virtue of the positions held by certain of our directors on the board of directors of Koonras and DBSI, as to which such individuals disclaim beneficial ownership.

PROPOSAL 1

ELECTION OF DIRECTORS

        Our management has nominated the persons named below for re-election our board of directors for a term of one year and until their respective successors are duly elected. The affirmative vote of the holders of a majority of the voting power in our Company represented at the Meeting in person or by proxy and voting thereon is necessary for the election of the directors. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If instructions are not given, proxies will be voted “For” the election of the nominees listed below. The following nominees who are currently our directors have advised us that they will continue to serve as directors if re-elected.

        The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Yossi Ben Shalom	50	Mr. Yossi Ben Shalom is a co-founder of DBSI Investments Ltd. Prior to establishing DBSI Investments, Mr. Ben Shalom served as Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (NYSE:KOR) from 1998 through 2000. Prior to that, he served as Chief Financial Officer of Tadiran Ltd. Mr. Ben Shalom has also been an active director on numerous boards, such as NICE Systems (NASDAQ:NICE), Machteshim Agan, Bank Klali and others. Mr. Ben Shalom holds a bachelor's degree in economics and a master's degree in business administration from Tel Aviv University.

Rimon Ben-Shaoul	60	Mr. Rimon Ben-Shaoul has served since February 2001 as Co-Chairman, President and Chief Executive Officer of Koonras Technologies Ltd. and as a Chairman or member of the boards of various companies of the Polar Investments Group. From June 1997 to February 2001 he served as President and Chief Executive Officer of Clal Industries and Investments Ltd. and served as a member of the board of Clal (Israel) Ltd. and on the board of several of its subsidiaries. From 1985 to June 1997, he served as President and Chief Executive Officer of Clal Insurance Company Ltd., as a member of its board and as Chairman or a member of the board of several of its subsidiaries. Mr. Ben-Shaoul holds a bachelor's degree in economics and a master's degree in business administration from Tel Aviv University.

Barak Dotan	37	Mr. Barak Dotan is a co-founder of DBSI Investments Ltd. Prior to establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada (NASDAQ:JCDA)and later managed private investments in high-tech and other areas. Mr. Dotan graduated summa cum laude from the Hebrew University of Jerusalem with a bachelor's degree in computer science and business administration.

Kenny Lalo	47	Mr. Kenny Lalo has served since 2001 as Vice President of Koonras Technologies Ltd. and as a member of the board of several of its affiliates. Mr. Lalo has acted in the capacity of "of-counsel" to the law firm of Eitan, Pearl, Latzer & Cohen-Zedek since 2001. From 1993 to 2001, he served as general counsel and later as Vice President of Clal Industries and Investments Ltd. and as a member of the board of several of its affiliates. From 1986 to 1992, Mr. Lalo was an attorney in Maryland, USA. Mr. Lalo holds an LL.B. from Tel Aviv University, an M.C.L. from Georgetown University and a master's degree in business administration from Northwestern University, Chicago.

David Golan	64	David Golan has been a director on our board since 1992 and is a former chairman of our board. Mr. Golan is currently an independent businessman and a director. Previously he was an executive director in the Binat Group and served on the board of directors of several public and private companies. From May 1998 to September 2000 Mr. Golan was Managing Director in charge of Zeevi Holdings' investments, not including ZCT. From March 1997 to May 1998, he was the Chief Executive Officer of Zeevi Holdings Ltd. From 1992 to March 1997, he was Executive Vice President of Zeevi Holdings. Mr. Golan was formerly president of Gal Weisfield Industries Ltd. Mr. Golan holds a bachelors degree in economics and statistic from Hebrew University in Jerusalem and a master's degree in business administration from New York University.

The shareholders of the Company will be requested to adopt the following resolution:

        RESOLVED, to approve the appointment of Yossi Ben Shalom, Rimon Ben-Shaoul, Barak Dotan, Kenny Lalo and David Golan as directors of the Company for a term of one year and until their respective successors are duly elected.

        Any shareholder communication regarding director nominees should be directed to Ilan Erez, Vice President of Finance and Chief Financial Officer, 11 Gush Etzion St., Givat Shmuel, Israel.

        Our articles of association specify that the number of directors on our board will be at least two but not more than fifteen.

PROPOSAL 2

RE-APPOINTMENT OF AUDITORS

        The Audit Committee of the Board of Directors and the Board of Directors have authorized the re-appointment of the accounting firm of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) to serve as our independent certified public accountant for the year ending December 31, 2005 and for the period until the next annual shareholders meeting. The Audit Committee of our Board of Directors and the Board of Directors believe that such appointment is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the Board of Directors shall fix the remuneration of Brightman Almagor & Co. in accordance with the volume and nature of their services.

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the appointment of Brightman Almagor & Co. as the independent public accountant of the Company and the authorization of the Board of Directors to fix such auditor’s remuneration. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If instructions are not given, proxies will be voted “For” the reappointment of Brightman Almagor & Co. as our independent certified public accountant and the authorization of the Board of Directors to fix such auditor’s remuneration.

        The fees paid to Brightman Almagor & Co. for the year 2004 audit services were $69,000 and for the year 2004 tax services were $37,000. In the year ending December 31, 2004 no other non-audit services were provided to us by Brightman Almagor.

        The Board of Directors recommends that the shareholders vote FOR the reappointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2005 and until the next annual shareholders meeting, and for the authorization of the Board of Directors to fix such auditor’s remuneration.

        It is proposed that the following Resolution be adopted at the Meeting:

        “RESOLVED that the re-appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tobmatsu International) as the independent public accountant of the Company for the year ending December 31, 2005 and until the next annual shareholders meeting, and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, is hereby approved, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.”

PROPOSAL 3

APPROVAL OF THE RESERVATION OF AN ADDITIONAL 250,000 ORDINARY SHARES
UNDER THE COMPANY’S SHARE OPTION AND RESTRICTED SHARE INCENTIVE PLAN

        We propose to approve in all respects the reservation of an additional 250,000 Ordinary Shares (the “Additional Shares”), for issuance to directors, employees, consultants and advisors of the Company, under the Company’s Share Option and Restricted Shares Incentive Plan (the “Plan”), in effect today and as may be adopted in the future.

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the reservation of the Additional Shares thereunder. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If instructions are not given, proxies will be voted “For” the approval of the reservation of the Additional Shares thereunder. Ordinary shares present at the Meeting that are not voted for the proposed approvals and also are not voted against them or ordinary shares present by proxy where the shareholder properly withheld authority to vote for the proposed approvals (including broker non-votes) will not be counted toward the achievement of a majority.

        The Board of Directors recommends a vote FOR the approval of the reservation of the Additional Shares for the grant of options under the Plan.

        It is proposed that the following Resolution be adopted at the Meeting:

        “RESOLVED to approve and adopt in all respects the reservation of an additional 250,000 Ordinary Shares, for issuance to directors, employees, consultants and advisors of the Company, under the Company’s Share Option and Restricted Shares Incentive Plan (the “Plan”), in effect today and as may be adopted in the future.

        IT IS IMPORTANT THAT YOUR PROXY BE RETURNED PROMPTLY BY MAIL. THE PROXY MAY BE REVOKED AT ANY TIME BY YOU BEFORE IT IS EXERCISED. IF YOU ATTEND THE MEETING IN PERSON, YOU MAY WITHDRAW ANY PROXY AND VOTE YOUR OWN ORDINARY SHARES.

—————————————— By Order of the Board of Directors Yossi Ben Shalom CHAIRMAN OF THE BOARD OF DIRECTORS

Givat Shmuel, Israel
Date: November 24, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: November 24, 2005